UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Marti Technologies, Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

573134103

(CUSIP Number)

Dany Farha

BECO Capital

Office No. 105 One Central, The Offices 4

Dubai World Trade Center, PO Box 333357

Dubai, United Arab Emirates

+971 4 299 9844

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Charles F. Glass, Jr., Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1250 Broadway, 23rd Floor

New York, New York 10001

Tel.: (212) 430-3142

July 10, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Sumed Equity Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,986,458 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,986,458 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,986,458 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.4% (2)
14.	Type of Reporting Person: CO

(1)	Based on (x) 7,877,922 Class A Ordinary Shares held directly by Sumed Equity Ltd and (y) a conversion of a convertible note held directly by Sumed Equity Ltd at an assumed conversion price of $11.00 per share.
(2)	The percentage of Class A Ordinary Shares is based on 48,574,596 Class A Ordinary Shares issued and outstanding on July 10, 2023, as reported in the Form 20-F filed by the Issuer on July 14, 2023 (the “Report”).

1.	Names of Reporting Persons. BECO Booster Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,986,458 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,986,458 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,986,458 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.4% (2)
14.	Type of Reporting Person: PN

(1)	Based on (x) 7,877,922 Class A Ordinary Shares held directly by Sumed Equity Ltd and (y) a conversion of a convertible note held directly by Sumed Equity Ltd at an assumed conversion price of $11.00 per share.
(2)	The percentage of Class A Ordinary Shares is based on 48,574,596 Class A Ordinary Shares issued and outstanding on July 10, 2023, as reported in the Report.

1.	Names of Reporting Persons. BECO Booster Fund II GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,986,458 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,986,458 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,986,458 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.4% (2)
14.	Type of Reporting Person: OO

(1)	Based on (x) 7,877,922 Class A Ordinary Shares held directly by Sumed Equity Ltd and (y) a conversion of a convertible note held directly by Sumed Equity Ltd at an assumed conversion price of $11.00 per share.
(2)	The percentage of Class A Ordinary Shares is based on 48,574,596 Class A Ordinary Shares issued and outstanding on July 10, 2023, as reported in the Report.

1.	Names of Reporting Persons. Yousef Hammad
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Saudi Arabia

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,986,458 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,986,458 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,986,458 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.4% (2)
14.	Type of Reporting Person: IN

(1)	Based on (x) 7,877,922 Class A Ordinary Shares held directly by Sumed Equity Ltd and (y) a conversion of a convertible note held directly by Sumed Equity Ltd at an assumed conversion price of $11.00 per share.
(2)	The percentage of Class A Ordinary Shares is based on 48,574,596 Class A Ordinary Shares issued and outstanding on July 10, 2023, as reported in the Report.

1.	Names of Reporting Persons. Dany Farha
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Arab Emirates

Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,986,458 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,986,458 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,986,458 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.4% (2)
14.	Type of Reporting Person: IN

(1)	Based on (x) 7,877,922 Class A Ordinary Shares held directly by Sumed Equity Ltd and (y) a conversion of a convertible note held directly by Sumed Equity Ltd at an assumed conversion price of $11.00 per share.
(2)	The percentage of Class A Ordinary Shares is based on 48,574,596 Class A Ordinary Shares issued and outstanding on July 10, 2023, as reported in the Report.

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of Marti Technologies, Inc. (“New Marti”), a Cayman Islands exempted company, formerly known as Galata Acquisition Corp. (“Galata” and, together with “New Marti,” the “Company”). The Company’s principal executive offices are located at Buyukdere Cd. No:237, Maslak, 34485, Sariyer/Istanbul, Türkiye.

Item 2.	Identity and Background.

(a-b) This Schedule 13D is filed by Sumed Equity Ltd, a British Virgin Islands business company, BECO Booster Fund II, L.P., a Cayman Islands exempted limited partnership, BECO Booster Fund II GP, LLC, a Cayman Islands limited liability company, Yousef Hammad, a Saudi Arabia citizen, and Dany Farha, a United Arab Emirates citizen (collectively, the “Reporting Persons” and each a “Reporting Person”).

The principal business address for each of the Reporting Persons is Office No. 105 One Central, The Offices 4,

Dubai World Trade Center, PO Box 333357, Dubai, United Arab Emirates.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of the Class A Ordinary Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims beneficial ownership of such shares of Class A Ordinary Shares and any assertion or presumption that it or he and the other persons on whose behalf this Schedule 13D is filed constitute a “group.”

(c) The principal business of Sumed Equity Ltd is holding securities of the Company.  The principal business of BECO Booster Fund II, L.P. is investing as a venture capital fund.  The principal business of BECO Booster Fund II GP, LLC is serving as the general partner of BECO Booster Fund II, L.P.  The primary business of each of Messrs. Hammad and Farha is serving as directors, managing members or the equivalent of Sumed Equity Ltd, BECO Booster Fund II GP, LLC and other affiliated entities related to investing.

(d) None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities reported herein as beneficially owned were acquired pursuant to the Business Combination described below.

Galata, a blank check company incorporated in the Cayman Islands and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, entered into a Business Combination Agreement, dated as of July 29, 2022 (as amended by Amendment No. 1 to the Business Combination Agreement, dated as of April 28, 2023, the “Merger Agreement”), by and among itself, Marti Technologies Inc., a Delaware Corporation ( “Marti”), and Galata Merger Sub Inc., a wholly owned direct subsidiary of Galata (“Merger Sub”). Pursuant to the Merger Agreement, and subject to the terms and conditions contained therein, the business combination was effected when the Merger Sub merged with and into Marti (the “Merger”), with Marti surviving the Merger as a direct wholly owned subsidiary of the Company. The Merger closed on July 10, 2023.

Pursuant to the Merger, Sumed Equity Ltd received, in exchange for securities of Marti it previously held, 7,877,922 Class A Ordinary Shares.

In connection with the Merger, Sumed Equity Ltd received an earn-out right to receive 1,459,637 Class A Ordinary Shares, subject to adjustment as described in the Business Combination Agreement. The earn-out right vests upon the Company's Class A Ordinary Shares achieving a daily average price per share which equals or exceeds $20.00 over at least 10 trading days out of a 20 consecutive trading day period prior to July 10, 2028.

Concurrent with the closing of the Business Combination, Sumed Equity Ltd received, in exchange for a convertible note of Marti with a principal value of $1,000,000, a senior convertible note of the Company with a principal value of $1,193,901 governed by that certain Indenture by and between New Marti and U.S. Bank Trust Company, National Association dated as of July 10, 2023 (the “Indenture”).

The above summary is qualified by reference to the full text of the Business Combination Agreement, which is filed as Exhibit 2.1(a) to this Schedule 13D and is incorporated herein by reference.

The above summary is qualified by reference to the full text of the Indenture, which is filed as Exhibit 2.1(b) to this Schedule 13D and is incorporated herein by reference.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons hold the Company securities reported herein for investment purposes, subject to the following:

The Reporting Persons intend to review on a continuing basis their investments in the Company. The Reporting Persons may communicate with the board of directors of the Company (the “Board”), members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. Such discussions and actions may be preliminary and exploratory in nature, and may not rise to the level of a plan or proposal. The Reporting Persons may seek to acquire additional securities of the Company (which may include rights or securities exercisable or convertible into securities of the Company) from time to time, and/or may seek to sell or otherwise dispose of some or all of the Company’s securities from time to time, in each case, in open market or private transactions, block sales or otherwise, including in connection with extraordinary corporate transactions, such as a tender offer, merger or consolidation that would result in the de-listing of the Class A Ordinary Shares, or through in-kind distributions. The Reporting Persons expect to continue to actively evaluate such transactions, and to take other actions intended to position the Reporting Persons to opportunistically engage in one or more of such transactions in the future. Subject to the agreements described herein, any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Company’s securities, subsequent developments affecting the Company, the Company’s business and the Company’s prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons.

Mr. Hammad serves as a member of the Board. In such capacity, Mr Hammad and the Reporting Persons may have influence over the corporate activities of the Company, including activities which may relate to items described in Item 4 of this Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in Item 4 of this Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Company or the Board with respect to the business and affairs of the Company and may from time to time consider pursuing or proposing such matters with advisors, the Company or other persons.

Item 5.	Interest in Securities of the Issuer.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

(a) – (b) Calculations of the percentage of Class A Ordinary Shares beneficially owned are calculated in accordance with Rule 13d-3 under the Exchange Act and is based on 48,574,596 Class A Ordinary Shares issued and outstanding on July 10, 2023, as reported in the Report.

The aggregate number and percentage of the Class A Ordinary Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, Sumed Equity Ltd directly holds (x) 7,877,922 Class A Ordinary Shares and (y) a senior convertible note of the Company with a principal value of $1,193,901.00. BECO Booster Fund II, L.P. wholly owns Sumed Equity Ltd, and BECO Booster Fund II GP, LLC is the general partner of BECO Booster Fund II, L.P. Messrs. Hammad and Farha are the directors of Sumed Equity Ltd and the managing members of BECO Booster Fund II GP, LLC. As the controlling persons of Sumed Equity Ltd and BECO Booster Fund II GP, LLC, Messrs. Hammad and Farha may be deemed to beneficially own the shares of Class A Ordinary Shares directly held by Sumed Equity Ltd.

(c) Except as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Class A Ordinary Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of such persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated into this Item 6 by reference herein.

Yousef Hammad, in his capacity as a director of the Company, and along with the other directors of the Company, each entered into an indemnification agreement with the Company providing for indemnification to the fullest extent permitted by applicable law and the Company’s articles of association, from and against all expenses, judgments, liabilities, fines, penalties and amounts paid in settlement incurred in connection with any litigation, suit or proceeding to which such director is or might be involved as a party or otherwise. This summary description does not purport to be complete, and is qualified in its entirety by the Form of Indemnity Agreement, which is filed as Exhibit 4.6 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement

2.1(a)	Business Combination Agreement, dated as of July 29, 2022, by and among the Company, Merger Sub and Marti (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on August 1, 2022).

2.1(b)	Form of Indenture (incorporated by reference to Exhibit 2.1 to the Company’s Form 20-F (File No. 001-40588) filed on July 10, 2023).

4.6	Form of Indemnity Agreement (incorporated by reference to Exhibit 4.6 to the Company’s Form 20-F (File No. 001-40588) filed on July 10, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2023

SUMED EQUITY LTD

By:	/s/ Yousef Hammad
Name:	Yousef Hammad
Title:	Managing partner

BECO BOOSTER FUND II, L.P.
By: BECO Booster Fund II GP, LLC, as general partner

By:	/s/ Yousef Hammad
Name:	Yousef Hammad
Title:	Managing Member

BECO BOOSTER FUND II GP, LLC

By:	/s/ Yousef Hammad
Name:	Yousef Hammad
Title:	Managing Member

YOUSEF HAMMAD

By:	/s/ Yousef Hammad
Name:	Yousef Hammad

DANY FARHA

By:	/s/ Dany Farha
Name:	Dany Farha

[Marti Technologies, Inc. – Signature Page]

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a statement on Schedule 13D (including amendments thereto) with respect to the shares of Class A ordinary shares, $0.0001 par value per share of Marti Technologies, Inc., and further agrees that this Joint Filing Agreement be included as an exhibit to such filings. As contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Joint Filing Agreement this 20th day of July, 2023.

SUMED EQUITY LTD

By:	/s/ Yousef Hammad
Name:	Yousef Hammad
Title:	Director

BECO BOOSTER FUND II, L.P.
By: BECO Booster Fund II GP, LLC, as general partner

By:	/s/ Yousef Hammad
Name:	Yousef Hammad
Title:	Managing Member

BECO BOOSTER FUND II GP, LLC

By:	/s/ Yousef Hammad
Name:	Yousef Hammad
Title:	Managing Member

YOUSEF HAMMAD

By:	/s/ Yousef Hammad
Name:	Yousef Hammad

DANY FARHA

By:	/s/ Dany Farha
Name:	Dany Farha